UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

NOODLES & COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

65540B105

(CUSIP Number)

David McPherson

Catterton-Noodles, LLC

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Chief Legal Officer

(203) 629-4901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105

1	Name of Reporting Persons. J. Michael Chu

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,092,853*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,092,853*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,092,853*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.5%**

14	Type of Reporting Person (See Instructions) IN

*                Represents 6,839,980 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Noodles & Company (the “Issuer”) held of record by Catterton-Noodles, LLC, a Delaware limited liability company (“Catterton Noodles”), and 4,252,873 shares of Class A Common Stock issuable upon the conversion of 18,500 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) held of record by Catterton Noodles.  CP6 Management, L.L.C., a Delaware limited liability company (“CP6”), is the manager of Catterton Noodles.  The management of CP6 is controlled by a managing board.  J. Michael Chu is a member of the management board of CP6 and as such could be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles and beneficially owned by Catterton Noodles and CP6.  Mr. Chu disclaims beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by Catterton Noodles or CP6.  See Item 2.

**         Based on 26,350,369 shares of Class A Common Stock outstanding and 1,522,098 shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), of the Issuer outstanding, each as of February 8, 2017, plus 4,252,873 shares of Class A Common Stock issuable upon the conversion of the Preferred Stock.

CUSIP No. 65540B105

1	Name of Reporting Persons. Scott A. Dahnke

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,092,853*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,092,853*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,092,853*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.5%**

14	Type of Reporting Person (See Instructions) IN

*                Represents 6,839,980 shares of Class A Common Stock held of record by Catterton Noodles and 4,252,873 shares of Class A Common Stock issuable upon the conversion of 18,500 shares of the Preferred Stock held of record by Catterton Noodles.  CP6 is the manager of Catterton Noodles.  The management of CP6 is controlled by a managing board.  Scott A. Dahnke is a member of the management board of CP6 and as such could be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles and beneficially owned Catterton Noodles and CP6.  Mr. Dahnke disclaims beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by Catterton Noodles or CP6.  See Item 2.

**         Based on 26,350,369 shares of Class A Common Stock outstanding and 1,552,098 shares of Class B Common Stock outstanding, each as of February 8, 2017, plus 4,252,873 shares of Class A Common Stock issuable upon the conversion of the Preferred Stock.

CUSIP No. 65540B105

1	Name of Reporting Persons. CP6 Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,092,853*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,092,853*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,092,853*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.5%**

14	Type of Reporting Person (See Instructions) OO

*                Represents 6,839,980 shares of Class A Common Stock held of record by Catterton Noodles and 4,252,873 shares of Class A Common Stock issuable upon the conversion of 18,500 shares of the Preferred Stock held of record by Catterton Noodles.  CP6 is the manager of Catterton Noodles.  See Item 2.

**         Based on 26,350,369 shares of Class A Common Stock outstanding and 1,552,098 shares of Class B Common Stock outstanding, each as of February 8, 2017, plus 4,252,873 shares of Class A Common Stock issuable upon the conversion of the Preferred Stock.

CUSIP No. 65540B105

1	Name of Reporting Persons. Catterton-Noodles, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,092,853*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,092,853*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,092,853*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.5%**

14	Type of Reporting Person (See Instructions) PN

*                Represents 6,839,980 shares of Class A Common Stock held of record by Catterton Noodles and 4,252,873 shares of Class A Common Stock issuable upon the conversion of 18,500 shares of the Preferred Stock held of record by Catterton Noodles.  See Item 2.

**         Based on 26,350,369 shares of Class A Common Stock outstanding and 1,552,098 shares of Class B Common Stock outstanding, each as of February 8, 2017, plus 4,252,873 shares of Class A Common Stock issuable upon the conversion of the Preferred Stock.

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of the Class A Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 520 Zang Street, Suite D, Broomfield, Colorado 80021.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)            Catterton-Noodles, LLC, a Delaware limited liability company;

(ii)           CP6 Management, L.L.C., a Delaware limited liability company, which serves as the manager of Catterton Noodles;

(iii)          J. Michael Chu, a citizen of the United States, who is a member of the managing board of CP6 and disclaims beneficial ownership of the shares of Class A Common Stock reported herein; and

(iv)          Scott A. Dahnke, a citizen of the United States, who is a member of the managing board of CP6 and disclaims beneficial ownership of the shares of Class A Common Stock reported herein.

(b)           The business address of each of the Reporting Persons is 599 West Putnam Avenue, Greenwich Connecticut 06830.

(c)           The principal business of:  (i) Catterton Noodles is to serve as a private investment vehicle for investment in the Issuer; (ii) CP6 is to serve as the manager of certain private investment vehicles, including Catterton Noodles; (iii) Mr. Chu, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities; and (iv) Mr. Dahnke, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The places of organization or citizen of each of the Reporting Persons, as applicable, are listed in paragraph (a) of this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons used approximately $18.5 million in the aggregate to purchase the Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) reported in this Schedule 13D and warrants to purchase 1,913,792 shares of Class A Common Stock (the “Warrants”).  The funds used to acquire the Preferred Stock reported herein and the Warrants were derived from contributions made to Catterton Noodles by its members.

Item 4. Purpose of Transaction.

(a)-(j)      The Reporting Persons purchased shares of the Preferred Stock and the Warrants for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, may have discussions with the Issuer, which may include discussions regarding the corporate governance, financial condition, strategic transactions and/or operations of the Issuer.

The Reporting Persons may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate at the time including but not limited to: (i) acquiring additional shares of Common Stock, Preferred Stock and/or other equity, debt, notes, other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) nominating or recommending candidates to serve on the board of directors of the Issuer (the “Board”); (iv) discussing the various potential alternatives and strategies regarding the Issuer with others, including but not limited to interested market and industry participants; (v) entering into or amending agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of Securities; or (vi) proposing or considering any one or more of the actions described in subsections (a) through (j) of this Item 4 of Schedule 13.

Item 5. Interest in Securities of the Issuer.

(a), (b)    The aggregate number of shares of Class A Common Stock to which this Schedule 13D relates is 11,092,853 shares.  Based on 26,350,369 shares of Class A Common Stock outstanding and 1,552,098 shares of Class B Common Stock outstanding, each as of February 8, 2017, plus 4,252,873 shares of Class A Common Stock issuable upon the conversion of the Preferred Stock, the Reporting Persons’ beneficially owned shares of Class A Common Stock represent approximately 34.5% of the Issuer’s Common Stock.

Each of the Reporting Persons may be deemed the beneficial owner of the Common Stock reported herein. Each of the Reporting Persons may be deemed to have the shared power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Class A Common Stock reported herein.  Mr. Chu and Mr. Dahnke disclaim beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by Catterton Noodles or CP6

(c)           On February 8, 2017, Catterton Noodles and the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which Catterton Noodles agreed to acquire from the Issuer (i) an aggregate of 18,500 shares of the Preferred Stock at a price per share of $1,000.00 and (ii) certain warrants exercisable beginning six months following their issuance for the purchase of up to 1,913,792 shares of the Class A Common Stock at a price per share of $4.35.  Each share of the Preferred Stock, is convertible, subject to certain terms and conditions, at a conversion price of $4.35.  The closing of the transactions contemplated by the Securities Purchase Agreement occurred on February 9, 2017.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1 and is incorporated by reference in this Item 1.01 in its entirety.

Aside from the transactions described above, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

On July 2, 2013, Catterton Noodles and Argentia Private Investments Inc. (“Argentia”) entered into an amended and restated stockholders agreement with the Issuer (the “Stockholders Agreement”).  The Stockholders Agreement, among other things, (i) obligates each of Catterton Noodles and Argentia to vote to elect two individuals designated by one another to serve as a director on the Board, (ii) for so long as Catterton Noodles and Argentia meet certain ownership thresholds with respect to the Common Stock, prohibits the Issuer from engaging in certain significant transactions and share issuances without the consent of Argentia, and (iii) provides Catterton Noodles and Argentia certain informational access right.

Due to the Stockholders Agreement, Catterton Noodles and Argentia may be deemed to be a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934.  As of February 9, 2017, the Reporting Persons and Argentia collectively beneficially owned 19,357,163 shares of Common Stock, or 60.3% of the outstanding shares of Common Stock (based on 26,350,369 shares of Class A Common Stock outstanding and 1,552,098 shares of Class B Common Stock outstanding, each as of February 8, 2017, plus 4,252,873 shares of Class A Common Stock issuable upon the conversion of the Preferred Stock).  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by Argentia or any person (other than such Reporting Person).

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached to his Schedule 13D as Exhibit 99.2 and is incorporated by reference in this Item 6 in its entirety.

On February 9, 2017, pursuant to the Securities Purchase Agreement, Catterton Noodles was issued a Warrant to Purchase Class A Common Stock by the Issuer (the “Warrant”).  Pursuant to the Warrant, Catterton Noodles may acquire up to 1,913,792 shares of the Class A Common Stock at a purchase price of $4.35 per share at any time after August 9, 2017.  The Warrant also contains certain customary adjustment provisions to prevent the dilution of the shares subject thereto and prohibits the Issuer from entering into certain significant transactions unless the successor entity fully assumes the obligations of the Issuer under the Warrant.

The foregoing description of the Warrant is qualified in its entirety by reference to the Form of Warrant, a copy of which is attached to this Schedule 13D as Exhibit 99.3 and is incorporated by reference in this Item 6 in its entirety.

Information contained in Item 5(c) of this Schedule 13D relating to the Securities Purchase Agreement is incorporated by reference in this Item 6 in its entirety.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement (filed herewith).

99.2

Securities Purchase Agreement, dated February 8, 2017, by and between Catterton-Noodles, LLC and Noodles & Company (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 9, 2017).

99.3

Amended and Restated Stockholders Agreement, dated July 2, 2013, by and among Catterton-Noodles, LLC, Argentia Private Investments Inc. and Noodles & Company (incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on November 19, 2013).

99.4

Form of Warrant to Purchase Class A Common Stock (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 9, 2017).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2017

J. Michael Chu

By:	/s/ J. Michael Chu

Scott A. Dahnke

By:	/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

Catterton—Noodles, LLC

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person